U P G R A D I N G A M E R I C A’S N E I G H B O R H O O D S

700 West Hillsboro Blvd, Building 1, Suite 100, Deerfield Beach, FL 33441
Phone: (855) 663-1768; Fax: (954) 736-5989
www.HelpfulAlliance.com

August 23, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Pamela Long, Assistant Director

Mail Stop 4631

Re:	Helpful Alliance Company
Amendment No. 7 to Registration Statement on Form S-1
Filed July 27, 2016
File No. 333-205358

Dear Ms. Long:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter, dated August 10, 2016 (the “Comment Letter”), relating to the above-captioned registration statement, as amended (the “Registration Statement”), filed by Helpful Alliance Company, a Florida corporation (the “Company”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 8 to the Registration Statement (the “Amendment”) filed with the Commission today via EDGAR. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated stated below in its entirety and identified with italic font, with the Company’s responses to a particular comment set out immediately underneath it. Where previous disclosure to Amendment No. 7 has been specifically amended in response to the preceding comment, we have underlined the new or revised text.

General

1.	We note that you have added disclosure on pages 68 to 74 in response to comment one in our letter dated June 3, 2016, which requested that you provide a reasonable basis for your disclosures of “expected profits from your projects and expected increases in value to the land you intend to purchase in Henrico upon your obtaining plan of development approvals.” The disclosures you included on pages 68 and 69 suggest that you will not have a reasonable basis for your projections until you have entered into definitive contracts, which occurs at a later stage of project origination. We also note your disclosure that your projections are based solely upon the merit of Dr. Temnikov’s prior experience in Russia, non-binding verbal consultations with third parties and your analysis of pro forma financial models. It is not sufficient to include projections as to which you as yet have no reasonable basis even though you commit to updating the projections once you do. Therefore, please remove disclosures of projections in your registration statement, and revise disclosures as necessary, such as those in the risk factors on pages 13 and 14, disclosures on pages 68 through 74, and all other references to and disclosures about projections of expected profits and increases in land values from your registration statement.

RESPONSE:

Please be advised that we have removed all of the projections in Amendment No. 8.

2.	Related to the comment above, we believe the following disclosures also do not appear to have a reasonable basis at this time and should be removed:

	●	your anticipation that the Season Creek project will generate “aggregate retained earnings of approximately $3.3 million, or $0.20 per common share” [pages 2 and 81]; and

	●	your anticipation that the River City Park project will generate “retained earnings of approximately $42 million, or $2.79 per common share [page 81].

RESPONSE:

Please be advised that we have removed the disclosures indicated in your comment.

3.	Please update the status of your negotiations or communications with the seller of the 476-acre parcel you have identified as your River City Project. We note that a 476-acre parcel located at 6710, 6720, & 6800 Osbourne Turnpike, Henrico, VA 23231 (historically named Chatsworth) is described as no longer on the market, according to multiple on-line realtor sources. If you have reached an agreement to purchase Chatsworth, please disclose this in your next amendment.

RESPONSE:

Per your comment, we have added following disclosure on page 1 and throughout the prospectus:

As of the date of this prospectus, we have not reached any material agreements for an acquisition of such land. Furthermore, we presently have no material agreements based on which we could determine the minimum amount of proceeds that would be required to purchase such land. The amount of proceeds that we raise for such an acquisition will determine the land that we may purchase.

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4.	We note your revised disclosure in response to comments 2 and 13 in our letter dated June 3, 2016. Please disclose here and in a new risk factor that at the time of investment, shareholders will not know whether you will have the necessary financing to purchase the 476-acre parcel in Henrico. Additionally, please disclose why you believe you will be able to purchase the land at a price less than the $20 million asking price and whether you need to obtain the full funding from other sources in order to purchase the property. Lastly, please include disclosure regarding how you will use the proceeds of the offering that you would otherwise invest in River City Park if you are unable to negotiate a purchase agreement for the land or to obtain funds necessary to purchase it.

RESPONSE:

Per your comment, we have added following disclosure on page 1 and throughout the prospectus:

As of the date of this prospectus, we cannot assure our shareholders, including those who may invest into this offering, that we will have the necessary financing to purchase the land we contemplate purchasing for our River City Park project.

Per your comment, we have added following risk factor on page 14:

We may be unable to raise capital sufficient for land purchase and development activities under our River City Park project.

We are planning to use from the net proceeds in this offering approximately $7 million to acquire a parcel of raw land for the River City Park project, however, as of the date of this prospectus, we have no material agreements related to an acquisition of any such land. Therefore, even though we incorporated a subsidiary, River City Park LLC, to carry out the River City Park project, and even though we are taking steps to progress in such project origination, there is no assurance we will be able to complete the origination of our River City Park project and/or to result in the purchase for land for such project on terms that can be acceptable to us, or at all. At the date of this prospectus, we have no funds to purchase any of the lands suitable for the River City Park project. If an acquisition of land for our River City Park would require an amount in excess of $7 million, we intend using a part or all of the $7.25 million towards the purchase of such land. If we are unable to negotiate and acquire the land, or if we fail to obtain a financing necessary to result in the acquisition of the land suitable for River City Park project, we will use the amounts of the net proceeds from this offering we would otherwise use for River City Park project, to a purchase of land for other projects. The determination as to which project we may allocate the use of the net proceeds from this offering may take a lengthy period of time and require additional expenses, which we are planning to finance on the account of operating capital indicated in Section “Use of Proceeds” on page 34 of this prospectus. We will not earn any income during the period of time the net proceeds allocated for acquisition of such la.nd remain on our bank account. We cannot assure our shareholders, including those who may invest into this offering, that we will have the necessary financing to purchase of the land we contemplate purchasing for our River City Park project. For the reasons stated above, and other reasons disclosed elsewhere in this prospectus, if we cannot locate and purchase the land for our River City Park project as currently planned, or/and if we fail to complete purchase negotiations for such land or an alternative land or project within a reasonable timeframe, you may lose a part of or all of your investment into our common stock under this offering.

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Business Plan, page 3

5.	Please include disclosures that there is no assurance that the milestones you identify here and on page 45 will be achieved, that you will actually be able to raise the investment proceeds upon which they rely, or that they will be completed, if at all, according to the anticipated timeframe.

RESPONSE:

Per your comment, we have added following disclosure on pages 3 and 44:

The statements contained in this prospectus that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. Future developments affecting us may not be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statement. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. There is no assurance that the milestones, business plans, or contemplated future events we identify in this prospectus will be achieved, or/and that we will actually be able to raise the investment proceeds as currently planned and described in this prospectus, or that if we obtain such investments, we will be actually able to complete the milestones of our business plan, according to the anticipated timeframe, if at all. Investors should give due and careful consideration to such an uncertainty in light of the Risk Factors described on page 11 of this prospectus

We have added the following disclosure above the table on pages 4 and 45:

Anticipated milestone timelines and the duration of activities are estimated and are subject to change. While we believe these milestones to be reasonable, our achievement of these milestones within the anticipated timeline, or at all, relies in part upon our ability to raise sufficient investment proceeds, of which there is no guarantee.

We have added the following risk factor to page 12:

If we fail to raise sufficient investment proceeds we may be unable to achieve the major milestones that we have identified.

As of the date of this memorandum, we do not have an adequate funding to pursue our milestones. Furthermore, until we are successful in obtaining the amount of investments adequate for financing our business plan, the shareholders will not know if we would have the necessary financing to pursue a purchase of land necessary to achive our milestones as indicated in this prospectus. The major milestones that we have identified in our business plan are reliant upon raising sufficient funds. If we are unable to attain sufficient investments, it is unlikely that we will achieve the identified milestones within the timeframe we have projected or at all. Failure to achieve these milestones within the specified timeframe, or at all, may have a negative impact on profits, stockholders’ equity, and our ability to attain future investments, and you may earn a lesser return on your investment, or even lose a part or all of your investment.

Use of Proceeds, page 35

6.	Please disclose the minimum amount of proceeds towards the Henrico property purchase you must raise in order to pursue the acquisition. For example, if you only raise 25% of the offering, will you still be able to pursue this acquisition given that your discussion regarding River City Park LLC on pages 76 and 77 assume that you will raise $7 million? Please ensure that this disclosure is consistent with your discussion under “Land and property activities” on page 39.

Per your comment, we have added following disclosure on pages 1, 39, and 70 (formerly page 77):

Furthermore, we presently have no material agreements based on which we could determine the minimum amount of proceeds that would be required to purchase such land.

Land rezoning and plan of development activities under River City Project, page 76

7.	We note your revised disclosure in response to comment 13 in our letter dated June 3, 2016 includes a table on page 77 which reflects the ownership structure of River City Park LLC if you sell “from 50% to 100% of the common shares from this offering.” Please add a table reflecting the ownership structure of River City Park LLC if you raise only 25% of the offering.

RESPONSE:

Per your comment, we have added following disclosure on 70 (formerly page 77):

If we sell only 25% of the common shares in this offering, we will not use any of the net proceeds from this offering towards the purchase of land for River City Park project or for a purchase of any other land.

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Description of Securities, page 108 Series-X Common Stock, page 103

8.	We note your disclosure on page 110 that “On ????, 2016, we issued stock options for the aggregate of 1,000,000 shares of Series-X Common stock to our employees.????” In your next amendment, please complete this disclosure.

RESPONSE:

Per your comment, we have revised the disclosure on page 103 (formerly page 110) as follows:

In December 2015, three employees and the Company’s counsel were each granted 250,000 options, or a total of 1,000,000 options, to purchase restricted shares of the Company’s Series-X Common Stock. The option shall be valid for as long as the optionee remains rendering services to or otherwise engaged with the Company, and expires on December 31, 2021.

The option vests in the following amounts at the following times, and upon the following conditions, provided that the Continuous Service of the Recipient continues through and on the applicable vesting date:

Number of Shares	Vesting Date
50% or 500,000 shares of Series X Common Stock	December 1, 2016
50% or 500,000 shares of Series X Common Stock	December 1, 2017

Financial Statements

9.	Please note the updating requirements in Rule 8-08 of Regulation S-X.

RESPONSE:

Per your comment, we have revised the financial information in the Registration Statement to include the unaudited financial information for period ending June 30, 2016 in accordance with Rule 8-08 of Regulation S-X.

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The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Philip Magri, Esq. of the Magri Law, LLC by phone at (954) 303-8027 or email at pmagri@magrilaw.com. We thank you for your assistance with this matter.

Very truly yours,

HELPFUL ALLIANCE COMPANY

By:	/s/ Sergey Gurin
Name:	Sergey Gurin
Title:	Vice President and Interim Chief Financial Officer

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